Filed Pursuant to Rule 433

Registration No. 333-178428

October 29, 2013

PRICING TERM SHEET

$700,000,000

$400,000,000 2.50% Senior Notes due 2018

$300,000,000 4.00% Senior Notes due 2023

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement dated October 29, 2013.

Issuer:	Laboratory Corporation of America Holdings

Expected Ratings (Moody’s/S&P)*:	Baa2/BBB

Security:	2.50% Notes due 2018 (the “2018 Notes”)	4.00% Notes due 2023 (the “2023 Notes”)

Principal Amount:	$400,000,000	$300,000,000

Maturity Date:	November 1, 2018	November 1, 2023

Coupon:	2.50%	4.00%

Interest Payment Dates:	May 1 and November 1, commencing May 1, 2014	May 1 and November 1, commencing May 1, 2014

Price to Public:	99.916%	98.726%

Net Proceeds to Issuer (before expenses):	$397,264,000	$294,228,000

Benchmark Treasury:	1.375% due September 30, 2018	2.50% due August 15, 2023

Benchmark Treasury Price /Yield:	100-16 1/4 / 1.268%	99-30 / 2.507%

Spread to Benchmark Treasury:	+ 125 basis points	+ 165 basis points

Reoffer Yield:	2.518%	4.157%

Make-Whole Spread:	+ 20 basis points	+ 25 basis points

Optional Redemption:	The issuer may at its option redeem some or all of the 2018 Notes at any time or from time to time prior to their maturity, at a redemption price equal to the greater of the principal amount of the 2018 Notes being redeemed plus accrued and unpaid interest to the redemption date or the Make-Whole Amount, as described in the preliminary prospectus supplement, which includes a Make-Whole Spread.

The issuer may at its option redeem some or all of the 2023 Notes at any time or from time to time prior to August 1, 2023, at a redemption price equal to the greater of the principal amount of the 2023 Notes being redeemed plus accrued and unpaid interest to the redemption date or the Make-Whole Amount, as described in the preliminary prospectus supplement, which includes a Make-Whole Spread.

On or after August 1, 2023, the issuer may at its option redeem some or all of the 2023 Notes at a redemption price equal to the principal amount of the 2023 Notes being redeemed plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	50540R AM4 / US50540RAM43	50540R AN2 / US50540RAN26

Trade Date:	October 29, 2013

Expected Settlement Date:	November 1, 2013

Active Joint Book-Running Managers:	Barclays Capital Inc. Wells Fargo Securities, LLC

Passive Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co.

Co-Managers:	Lazard Capital Markets LLC

Fifth Third Securities, Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

U.S. Bancorp Investments, Inc.

*Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

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